UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                            BrandPartners Group, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  [10531R 10 7]
                                 (CUSIP Number)

                                  Ruth Z. Plave
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 17, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [10531R 10 7]               13D/A

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Estate of Jeffrey S. Silverman                 13 -7343074

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |_|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              Not applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [  ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                                 7     SOLE VOTING POWER

                                       3, 449,000
      NUMBER OF SHARES
   BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
   EACH REPORTING PERSON
            WITH                       0

                                 9     SOLE DISPOSITIVE POWER

                                       3,449,000

                                10     SHARED DISPOSITIVE POWER

                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,449,000

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.4%

     14       TYPE OF REPORTING PERSON*

              OO

CUSIP No. [10531R 10 7]               13D/A

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Lisa T. Silverman                 ###-##-####

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |_|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              Not applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [  ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                                 7     SOLE VOTING POWER

                                       3, 449,000
      NUMBER OF SHARES
   BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
   EACH REPORTING PERSON
            WITH                       0

                                 9     SOLE DISPOSITIVE POWER

                                       3,449,000

                                10     SHARED DISPOSITIVE POWER

                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,449,000

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.4%

     14       TYPE OF REPORTING PERSON*

              IN

         The Estate of Jeffrey S. Silverman (the "Estate") hereby amends its
Schedule 13D dated September 18, 2003 (the "Schedule 13D") relating to the shares of the common stock, $0.01 par value (the "Common Stock") of BrandPartners Group, Inc. ((the "Company) (the "Shares"). Unless otherwise indicated, all capitalized terms herein shall have the same meaning respectively ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

            Items 5(a) through 5(c) are hereby amended and restated in their entirety with the following:

            (a) As of the date of this statement, the Estate may be deemed to own 3,449,000 Shares of the Common Stock, assuming full exercise of the Estate's existing options to purchase 3,000,000 additional Shares. These Shares represent 16.4% of the total outstanding Shares of the Company. As of the date of this statement, Ms. Silverman, as Executor, may be deemed to own 3,449,000 Shares of the Common Stock, assuming full exercise of the Estate's existing options to purchase 3,000,000 additional Shares. Her Shares represent 16.4% of the total outstanding Shares of the Company. These percentages are based on a calculation of the total number of Shares of the Common Stock outstanding as follows:
18,063,553 Shares of Common Stock to be issued and outstanding as of August 11, 2003, as reported on the Company's 10-Q for the quarter ended June 30, 2003, plus the 3,000,000 Shares underlying the options held by the Estate, for a total of 21,063,553 Shares.

            (b) The Estate has the sole power, through its Executor, to vote or direct the vote as well as sole power to dispose or direct the disposition of its Shares.

            (c) Neither of the Reporting Persons has effected any transactions in the Shares of the Company's Common Stock since the most recent Schedule 13D filing other than the following transactions, which were affected on the OTC Bulletin Board.

    Reporting Person         Date          Number of Shares     Purchase (P) or Sale (S)    Price per Share
    ----------------         ----          ----------------     ------------------------    ---------------

     Ms. Silverman         10/16/03             57,000                    S                    $0.33
          JLS              10/16/03             19,000                    S                    $0.33
         Estate            10/16/03             50,000                    S                    $0.45
         Estate            10/16/03             10,000                    S                    $0.46
         Estate            10/16/03             20,000                    S                    $0.47
         Estate            10/16/03              7,500                    S                    $0.50
         Estate            10/16/03              2,500                    S                    $0.52
         Estate            10/16/03             10,000                    S                    $0.53
         Estate            10/17/03             50,000                    S                    $0.46
         Estate            10/17/03             15,000                    S                    $0.47
         Estate            10/17/03            154,000                    S                    $0.48
         Estate            10/17/03             25,000                    S                    $0.49
         Estate            10/17/03             16,000                    S                    $0.55
         Estate            10/17/03             10,000                    S                    $0.56
         Estate            10/17/03              5,000                    S                    $0.58



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2003

                                                ESTATE OF JEFFREY S. SILVERMAN

                                                By: /s/ Lisa T. Silverman
                                                   ---------------------------
                                                    Name:  Lisa T. Silverman
                                                    Title:  Executor



                                                LISA T. SILVERMAN

                                                By: /s/ Lisa T. Silverman
                                                   ---------------------------